RESPONSE OF THE OFFICE OF
INSURANCE PRODUCTS
DIVISION OF INVESTMENT MANAGEMENT

The American Enterprise
Life Insurance Company

By letter dated April 30, 2002, you request assurance that the staff of the Division of Investment Management will not recommend to the Commission enforcement action against American Enterprise Life Insurance Company ("American Enterprise") under Section 26(c) of the Investment Company Act of 1940 (the "Act") if, in the absence of instructions from investors who have been provided notice and an opportunity to reallocate their investments, American Enterprise reinvests proceeds received upon the liquidation of an unaffiliated open-end management investment company, the shares of which are held by two separate accounts of American Enterprise, into shares of a "money market" open-end management investment company managed by an affiliate of American Enterprise without obtaining an approval order pursuant to Section 26(c) of the Act.

Facts

You state that American Enterprise, a stock life insurance company, established American Enterprise Variable Annuity Account (the "VA Account") and American Enterprise Variable Life Account (the "VL Account") (together, the "Variable Accounts") as segregated asset accounts. Each Variable Account is registered with the Commission as a unit investment trust. You state that American Enterprise issues two variable annuity contracts through the VA Account and one variable life insurance contract through the VL Account (together, the "Contracts").

You state that the VA Account and the VL Account are divided into subaccounts, and each subaccount invests in shares of an underlying mutual fund. You state that a subaccount of each of the Variable Accounts invests exclusively in shares of the Global Income Fund (the "Fund"), a series of the Goldman Sachs Variable Insurance Trust (the "Trust"). You also state that each of the Contracts offers at least forty-one investment options other than the Fund. You further state that, except to the extent that a Variable Account may, from time to time, hold on behalf of Contract owners 5% or more of the shares of the Fund, the Variable Accounts, American Enterprise, and affiliated persons of American Enterprise are not affiliated persons of the Trust, the Fund, the Fund's adviser, or the Trust's principal underwriter or of affiliated persons of the Trust, the Fund, the Fund's adviser, or the Trust's principal underwriter.

You state that the Trust is registered under the Act as an open-end management investment company comprised of several separate investment portfolios and issues a separate series of beneficial interest in connection with each portfolio. The Trust offers shares representing interests in the Fund to separate accounts of various life insurance companies for the purpose of funding variable annuity contracts and variable life insurance contracts. You also state that, as of December 31, 2001, there were five insurance companies with separate account assets invested in the Fund in the aggregate amount of $15.5 million, of which $3.2 million represented assets of the Variable Accounts. The other insurance companies invested in the Fund are not affiliated persons (or affiliated persons of affiliated persons) of American Enterprise.

You state that the board of trustees of the Trust has decided to close the Fund and that Goldman Sachs Asset Management International ("GSAMI"), the Fund's adviser, anticipates liquidating the Fund on or about April 30, 2002. You state that the principal reason cited by GSAMI for closing the Fund is that it has not attracted sufficient assets to obtain economies of scale necessary to be viable in today's competitive marketplace. You state that, at a meeting held on January 30, 2002, the Trust's board of trustees, having also concluded that the Fund is very unlikely to grow to an economically viable size in the foreseeable future, approved GSAMI's recommendation to close the Fund and authorized the Trust's officers to liquidate the Fund.

You further state that subaccounts of the Variable Accounts invest in shares of various investment portfolios of AXP Variable Portfolio – Investment Series, Inc. (the "AXP VP Fund"), an open-end management investment company managed by IDS Life Insurance Company ("IDS Life"), the immediate parent of American Enterprise. IDS Life is also the distributor of AXP VP Fund's shares. One investment portfolio of AXP VP Fund is its Cash Management Fund, a "money market" fund. Each of the Contracts offers a subaccount that invests exclusively in shares of the Cash Management Fund.

You state that, upon being informed by the Trust that the Fund would be liquidated, American Enterprise gave consideration to whether or not shares of a different underlying mutual fund held by another subaccount offered under the Contracts could be substituted as a subaccount investment for shares of the Fund. You state that none of the other subaccounts invests in shares of a mutual fund that would be a strong substitution candidate for the Fund because none pursues a substantially similar investment objective using substantially similar investment strategies. You state that American Enterprise therefore has determined to take receipt of the Variable Accounts' share of the liquidation proceeds from the Fund and proposes to reinvest those proceeds on behalf of Contract owners in the subaccounts investing in shares of the Cash Management Fund.

You state that on February 28, 2002, American Enterprise sent all Contract owners notice of the pending liquidation of the Fund. The notice included information about (1) the anticipated timing of the liquidation and the reasons cited by the Trust for the liquidation; (2) notice of the fact that after April 15, additional premiums paid under the Contracts could not be allocated and Contract value could not be transferred to the subaccount investing in the Fund; (3) a reminder of a Contract owner's right to transfer Contract value between subaccounts along with summary information about the other underlying mutual funds available under the appropriate Contract; (4) instructions on how to obtain additional copies of underlying mutual fund prospectuses;[1] (5) an explanation of the fact that a transfer of Contract value out of a subaccount investing in the Fund would not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without charge; and (6) an explanation of the fact that Contract values remaining in the subaccount invested in the Fund as of the day of the liquidation would be transferred to the subaccount investing in shares of the Cash Management Fund. You further state that notices to contract owners having Contact value invested in the Fund as of the date of the notice were accompanied by a transfer request form.

You also state that on April 1, 2002, American Enterprise sent a second notice, substantially identical to the first notice, to all Contract owners having Contract value in the subaccounts investing in the Fund as of that date. This notice also was accompanied by a transfer request form.

You further state that American Enterprise sent each contract owner who transferred Contract value from the subaccount investing in the Fund a written confirmation of the transaction in a form meeting the requirements of Rule 10b-10 under the Securities Exchange Act of 1934 ("Exchange Act"). You state that, in the event that additional Contract owners transfer contract value from the subaccount investing in the Fund, American Enterprise will send them the same type of written confirmation of the transaction.

You state that, in the event that a Contract owner does not transfer Contract value out of the subaccount investing in the Fund and has his or her Contract value transferred to the Cash Management Fund subaccount, American Enterprise will send the owner written confirmation of the transaction in a form meeting the requirements of Rule 10b-10 under the Exchange Act. This confirmation will be accompanied by a transfer request form and a third notice explaining that the Contract owner's Contract value has been transferred to the Cash Management Fund subaccount as a result of the Fund's liquidation and reiterating information previously provided concerning the Contract owners' transfer rights. This notice will also explain that a transfer of Contract value out of the Cash Management Fund subaccount during the sixty days subsequent to the liquidation would not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without a charge.

You state that one month after the liquidation, American Enterprise will send to those Contract owners who were sent the third notice, but have not transferred their Contract values out of the Cash Management Fund, a transfer request form and a final notice explaining that the Contract owner's Contract value had been transferred to the Cash Management Fund subaccount as a result of the Fund's liquidation, reiterating information previously provided concerning the Contract owners' transfer rights, and explaining that a transfer of Contract value out of the Cash Management Fund

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[1] You state that all Contract owners had previously been sent copies of prospectuses for all of the available underlying funds.

subaccount during the thirty days subsequent to the date of the final notice would not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without charge.

You state that for the 2001 fiscal year, 12b-1 fees, management fees, other expenses and total annual operating expenses were 0%, 0.90%, 0.24% and 1.14%, respectively, for the Fund and 0.12%, 0.51%, 0.05% and 0.68%, respectively, for the Cash Management Fund. You also state that annual expenses before waivers and reimbursements were 2.95% for the Fund and 0.68% for the Cash Management Fund.

Analysis

Section 26 (c) of the Act provides that:

> It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Prior to the enactment of Section 26(c), Section 26(a)(4)(B) of the Act required that the trust instrument of a unit investment trust provide that the sponsor or trustee notify the trust's shareholders within five days after a substitution of underlying securities. According to the legislative history of Section 26(c), Congress was concerned that, in the case of a unit investment trust holding the securities of a single issuer, notice of a substitution does not provide adequate protection to investors,

> since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.[2]

In your letter, you state that American Enterprise believes that the public policy purposes underlying Section 26(c) do not require its application to American Enterprise's proposed transfers of Contract values to the Cash Management Fund subaccounts. You argue that the involuntary receipt by a depositor of a unit investment trust of cash representing the liquidation or redemption proceeds from securities held by the trust, and the depositor's reinvestment of such proceeds in securities of an alternative issuer, is not

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[2] S. Rep. No. 184, 91st Cong. 1st Sess. (1969), at 41.

necessarily a "substitution" of trust securities by the depositor as contemplated by Section 26(c). You further assert that even if receipt and reinvestment of such proceeds is a "substitution," under these circumstances, the proposed transfers would be fully consistent with the public policy purposes of Section 26(c).

You state that American Enterprise is trying to respond to the Trust's pending liquidation of the Fund – an event initiated by GSAMI and determined by the Trust's board of trustees to be in investors' best interests. You assert that neither American Enterprise not any of its affiliates played any role in creating the situation at hand, and although its affiliates will receive management fees and distribution plan fees attributable to assets allocated to the Cash Management Fund, the transactions are not motivated by such fees.

In support of your request, you note that the staff recently took a "no-action" position in circumstances nearly identical to those presented herein in *AIG Life Insurance Company* (pub. avail. Aug. 16, 2001) (the "AIG Letter"). You note that the only significant differences between the facts and circumstances of the AIG Letter and the facts and circumstances surrounding American Enterprise's request are that the Cash Management Fund is an affiliated person of American Enterprise and has adopted a distribution plan pursuant to Rule 12b-1 under the Act, and that its investment manager and distributor is the parent of American Enterprise. You state that, under the circumstances surrounding the proposed transaction, transferring Contract values to an underlying money market mutual fund represents the least potential for frustration of Contract owner intentions and expectations of any alternative response to the pending liquidation. The only underlying money market mutual fund available under the Contracts is the Cash Management Fund.

Based on all of the facts and circumstances outlined in your letter, we would not recommend enforcement action under Section 26(c) of the Act against American Enterprise if American Enterprise, without obtaining an order pursuant to Section 26(c) of the Act, allocates monies received upon the liquidation of the Fund to the subaccounts of the Variable Accounts that invest in the Cash Management Fund.

We emphasize that not every instance in which the depositor of a unit investment trust receives proceeds from the liquidation of an unaffiliated underlying fund and invests those proceeds in an alternative funding vehicle should be considered outside the scope of Section 26(c). In the staff's view, a substitution may involve the abuses that Section 26(c) was designed to protect against, regardless of whether the reallocation is undertaken entirely on the depositor's own initiative or in response to circumstances, such as the liquidation of an unaffiliated underlying fund, that the depositor did not initiate.

Nevertheless, we believe that, taken together, the facts and circumstances surrounding the proposed allocation by American Enterprise to the Cash Management Fund provide adequate protection against the abuses at which Section 26(c) was targeted. American Enterprise has taken reasonable steps to ensure that the Fund's liquidation will not result in investor dissatisfaction, for which the only relief would be to transfer to another variable annuity or variable life insurance contract and incur sales charges. These steps include the procedures that are in place to provide affected Contract owners notice of the liquidation of the Fund, their transfer privileges, and the consequences of not exercising the right to transfer; the fact that no charge is imposed for exercising the transfer privilege; and the fact that numerous alternative investment options, representing a wide variety of investment objectives and strategies, are available. In addition, the absence of affiliation between American Enterprise and the Fund suggests that the transaction is not being undertaken to enrich American Enterprise or its affiliates to the detriment of Contract owners. Finally, the proposed default allocation to the Cash Management Fund is appropriate, inasmuch as money market funds generally are regarded as suitable short-term cash management vehicles.

Because our position is based on the facts and representations set forth in your letter, you should note that different facts or representations may require a different conclusion.

Zandra Y. Bailes
Senior Counsel

Sutherland
▪ Asbill & ▪
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

DAVID S. GOLDSTEIN
DIRECT LINE: 202.383.0606
Internet: dgoldstein@sablaw.com

April 30, 2002

VIA COURIER

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The American Enterprise Life Insurance Company

Dear Mr. Kotapish:

We are writing on behalf of American Enterprise Life Insurance Company ("American Enterprise") to request assurance that the staff of the Division of Investment Management (the "staff") will not recommend to the Commission enforcement action against American Enterprise under Section 26(c) of the Investment Company Act of 1940, as amended, (the "Act") if, in the absence of instructions from investors who have been provided notice and an opportunity to reallocate their investments, American Enterprise reinvests proceeds received upon the liquidation of an unaffiliated open-end management investment company, the shares of which are held by two separate accounts of American Enterprise, in shares of a "money market" open-end management investment company managed by an affiliate of American Enterprise without first obtaining an approval order pursuant to Section 26(c) of the Act.

Background

As you know, the board of trustees of the Goldman Sachs Variable Insurance Trust (the "Trust") has decided to close the Trust's Global Income Fund (the "Fund").[1] The Trust is registered under the Act as an open-end management investment company[2] comprised of several separate investment portfolios ("mutual funds") and issues a separate series of shares of beneficial interest in connection with each portfolio.[3] The Trust offers shares representing

[1] The Trust was organized as a Delaware business trust on September 16, 1997.

[2] File No. 811-08361.

[3] Each series of shares is registered under the Securities Act of 1933 (the "1933 Act") on Form N-1A (File No. 333-35883).

interests in the Fund to separate accounts of various life insurance companies for the purpose of funding variable annuity contracts and variable life insurance contracts.[4]

The principal reason cited by GSAMI for closing the Fund is that it has not attracted sufficient assets to obtain economies of scale necessary to be viable in today's competitive marketplace. In order to maintain reasonable expense ratios for the Fund, GSAMI has reimbursed a considerable amount of the Fund's expenses since its inception.[5] GSAMI has indicated to American Enterprise that it does not believe that the Fund will grow to an economically viable size in the foreseeable future and therefore desires to close the Fund and avoid future subsidies. At a meeting held on January 30, 2002, the Trust's board of trustees, having also concluded that the Fund is very unlikely to grow to an economically viable size in the foreseeable future, approved GSAMI's recommendation to close the Fund and authorized the Trust's officers to liquidate the Fund.[6] GSAMI anticipates liquidating the Fund on or about April 30, 2002.

American Enterprise and American Enterprise Variable Accounts

American Enterprise is a stock life insurance company organized in 1981 under the laws of the state of Indiana. It conducts a conventional life insurance business which it is licensed to do in all states other than New Hampshire and New York, and the District of Columbia. American Enterprise is an indirect wholly-owned subsidiary of American Express Financial Corporation which is a wholly-owned subsidiary of American Express Company. As of December 31, 2001, American Enterprise had assets of approximately $5.3 billion.

American Enterprise Variable Annuity Account (the "VA Account") and American Enterprise Variable Life Account (the "VL Account") (together, the "Variable Accounts") are segregated asset accounts established by American Enterprise under the Indiana Insurance Laws. Each is a "separate account" as defined by Rule 0-1(e) under the Act and is registered with the Commission as a unit investment trust.[7] The VA Account and the VL Account are divided into subaccounts. Each such subaccount invests in shares of an underlying mutual fund. One such subaccount in each of the Variable Accounts invests exclusively in shares of the Fund.[8] American Enterprise issues two variable annuity contracts through the VA Account and one variable life insurance contract through the VL Account (together, the "Contracts") that each offer a subaccount investing in the Fund as an investment option.[9] Each of the Contracts offers

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[4] Goldman Sachs Asset Management International ("GSAMI"), an affiliate of Goldman, Sachs & Co. ("Goldman Sachs"), serves as investment adviser to the Global Income Fund. Goldman Sachs is the Trust's principal underwriter and exclusive distributor of its shares.

[5] January, 1998.

[6] Under the Trust's declaration of trust, shareholder approval of such a liquidation is not required.

[7] File Nos. 811-07195 and 811-09519.

[8] The Appendix lists the subaccounts (*i.e.*, investment options) currently available under each Contract.

at least forty-one investment options other than those investing in the Fund. Except to the extent that a Variable Account may, from time to time, hold on behalf of Contract owners 5% or more of the shares of the Fund, the Variable Accounts, American Enterprise and affiliated persons of American Enterprise are not affiliated persons of the Trust, the Fund, GSAMI or Goldman Sachs or of affiliated persons of the Trust, the Fund, GSAMI or Goldman Sachs.

A number of subaccounts of the Variable Accounts invest in shares of various investment portfolios of AXP Variable Portfolio – Investment Series, Inc. (the "AXP VP Fund"), an open-end management investment company[10] managed by IDS Life Insurance Company (IDS Life"), the immediate parent of American Enterprise. IDS Life is also the distributor of AXP VP Fund's shares. As with the Trust, AXP VP Fund issues a separate series of shares of stock in connection with each portfolio[11] and offers shares exclusively to the Variable Accounts to fund the Contracts and to other separate accounts of American Enterprise or to separate accounts of IDS Life and other insurance company affiliates of IDS Life to fund variable annuity and variable life insurance contracts. One investment portfolio of AXP VP Fund is its Cash Management Fund. Each of the Contracts offers a subaccount that invests exclusively in shares of the Cash Management Fund.

Response to the Liquidation of the Funds

Upon being informed by the Trust that the Fund would be liquidated later in the year, American Enterprise gave consideration to whether or not shares of a different underlying mutual fund held by another subaccount offered under the Contracts could be substituted as a subaccount investment for shares of the Fund. Unfortunately, none of the other subaccounts invests in shares of a mutual fund that would be a strong substitution candidate for the Fund because none pursues a substantially similar investment objective using substantially similar investment strategies. In light of this, American Enterprise has determined to take receipt of the Variable Accounts' share of the liquidation proceeds from the Fund and proposes to reinvest such proceeds on behalf of Contract owners in the subaccounts investing in shares of the Cash Management Fund.

American Enterprise believes that the most appropriate response to the pending liquidation of the Fund is to communicate with Contract owners having Contract values in the subaccounts invested in the Fund and encourage them to transfer such values to alternative subaccounts before the liquidation, as well as to facilitate such transfers. In the event that any Contract owners remain invested in the Fund at the time of the liquidation, American Enterprise would transfer their Contract values to the Cash Management Fund subaccount and facilitate their transferring such Contract values out of the Cash Management Fund subaccount should

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[9] Interests in the VA Account offered through the Contracts are registered under the 1933 Act on Form N-4 (File Nos.: 333-74865 and 333-85567). Interests in the VL Account offered through the Contracts are registered under the 1933 Act on Form S-6 (File No.: 333-84121).

[10] File No. 811-03218.

[11] Each series of shares is registered under the 1933 Act on Form N-1A (File No. 2-73115).

they desire to do so. In furtherance of the foregoing, American Enterprise has taken or will take the following steps:

1. On February 28, 2002, American Enterprise sent all Contract owners notice of the pending liquidation of the Fund. The notice included information about the following: (a) the anticipated timing of the liquidation and the reasons cited by the Trust for the liquidation, (b) notice of the fact that after April 15, additional premiums paid under the Contracts could not be allocated and Contract value could not be transferred to the subaccount investing in the Fund, (c) a reminder of a Contract owner's right to transfer Contract value between subaccounts along with summary information about the other underlying mutual funds available through the subaccounts offered under the appropriate Contract, (d) instructions on how to obtain additional copies of underlying mutual fund prospectuses,[12] (e) an explanation of the fact that a transfer of Contract value out of a subaccount investing in the Fund would not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without a charge, and (f) an explanation of the fact that Contract values remaining in the subaccount invested in a Fund as of the day of the liquidation would be transferred to the subaccount investing in shares of the Cash Management Fund. Notices to Contract owners having Contract value invested in the Fund as of the date of the notice were accompanied by a transfer request form.

2. On April 1, 2002, American Enterprise sent a second notice, substantially identical to the first notice, to all Contract owners having Contract value in the subaccounts investing in the Fund as of that date. This notice also was accompanied by a transfer request form.

3. American Enterprise sent each Contract owner who transferred Contract value from the subaccount investing in the Fund, a written confirmation of the transaction in a form meeting the requirements of Rule 10b-10 under the Securities Exchange Act of 1934. In the event that additional Contract owners transfer Contract value from the subaccount investing in the Fund, American Enterprise will send them the same type of written confirmation of the transaction.

4. In the event that a Contract owner does not transfer Contract value out of the subaccount investing in the Fund and has his or her Contract value transferred to the Cash Management Fund subaccount, American Enterprise will send the owner written confirmation of the transaction in a form meeting the requirements of Rule 10b-10 under the Securities Exchange Act of 1934. In addition, this confirmation statement will be accompanied by a transfer request form and a third notice explaining that the Contract owner's Contract value has been transferred to the

[12] All Contract owners had previously been sent copies of prospectuses for all the available underlying mutual funds.

Cash Management Fund subaccount as a result of the Fund's liquidation and reiterating the information in 1(c) and 1(d) above as well as explaining that a transfer of Contract value out of the Cash Management Fund subaccount during the sixty days subsequent to the liquidation would not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without a charge.

5. One month after the liquidation, American Enterprise will send to those Contract owners who were sent the third notice, but have not transferred their Contract values out of the Cash Management Fund, a transfer request form and a final notice explaining that the Contract owner's Contract value had been transferred to the Cash Management Fund subaccount as a result of the Fund's liquidation, reiterating the information in 1(c) and 1(d) above, and explaining that a transfer of Contract value out of the Cash Management Fund subaccount during the thirty days subsequent to the date of the final notice would not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without a charge.

The Fund and the Cash Management Fund

The table below shows the levels of management fees, other expenses and total expenses for the last fiscal year as a percent of average daily net assets for the Cash Management Fund and the Fund. Both with and without fee waivers or expense reimbursements, the Cash Management Fund presents a very favorable expense profile, particularly when contrasted with that of the Fund. GSAMI reimbursed the Fund's other expenses in excess of the amounts shown.

For the 2001 Fiscal Year	12b-1 Fees	Management Fees	Other Expenses	Annual Operating Expenses	Annual Expense Before Waiver or Reimbursement
Goldman Sachs Global Income Fund	0%	0.90%	0.24%	1.14%	2.95%
AXP Variable Portfolio Cash Management Fund	0.12%[13]	0.51%	0.05%	0.68%	0.68%

[13] The Cash Management Fund has a distribution plan under Rule 12b-1 of the Act pursuant to which it may incur distribution expenses at a maximum annual rate of 0.125% of its average daily net assets.

At December 31, 2001	Net Assets	Net Assets Represented by American Enterprise	Number of Insurance Companies Invested[14]
Goldman Sachs Global Income Fund	$15.5 million	$3.2 million	5
AXP Variable Portfolio Cash Management Fund	$1.124 billion	$37 million	5

Analysis of Section 26(c)

American Enterprise believes that the public policy purposes underlying Section 26(c) do not require its application to American Enterprise's proposed transfers of Contract values to the Cash Management Fund subaccount. The involuntary receipt by a depositor of a unit investment trust of cash representing the liquidation or redemption proceeds from securities held by the trust, and the depositor's reinvestment of such proceeds in securities of an alternative issuer, is not necessarily a "substitution" of trust securities by the depositor as contemplated by Section 26(c). Even if receipt and reinvestment of such proceeds is a "substitution," American Enterprise maintains that, under these circumstances, the proposed transfers would be fully consistent with the public policy purposes of Section 26(c).

Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities of another issuer for the securities held by the trust. Section 26(c) provides that the Commission shall grant such approval if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 26(c) states:

> It shall be unlawful for any depositor or trustee of a registered unit investment trust holding a security of a single issuer to substitute another security for such security unless the Commission approves the substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 26(c) was added to the Act by the Investment Company Act Amendments of 1970. Prior to these amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted securities, recommended to Congress that Section 26 be amended to require Commission approval of such a

[14] The other insurance companies invested in the Fund are not affiliated persons (or affiliated persons of affiliated persons) of American Enterprise.

substitution.[15] Congress responded by enacting Section 26(c). The Senate Report on the bill explained the purpose of the amendment as follows:

> The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the Act.[16]

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions which could, in effect, force investors dissatisfied with the substituted security to redeem their investment, thereby incurring a loss of the sales load deducted from the initial purchase price, an additional sales charge upon reinvestment of the redemption proceeds, or both. The section was designed to prevent depositors of a unit investment trust from placing investors in a disadvantageous financial position; particularly in circumstances where the substitution would benefit the depositor. It was not, however, designed to limit the ability of depositors to respond to events connected with the issuer of the trust's securities over which it has no control; particularly where the abuses that Section 26(c) was designed to prevent would not arise.

In the circumstances described herein, American Enterprise is simply trying to respond to the Trust's pending liquidation of the Fund; an event initiated by GSAMI and determined by the Trust's board of trustees to be in investors' best interests. Neither American Enterprise nor any of its affiliates played any role in creating the situation at hand and although its affiliates will receive management fees and distribution plan fees attributable to assets invested in the Cash Management Fund, the transactions are not motivated by such fees.

The Merits of the Proposed Contract Value Transfers

American Enterprise believes that, taken together, the facts and circumstances surrounding the its proposed transfer of Contract values to the Cash Management Fund subaccount under the Contracts provides adequate protection for Contract owners against the abuses at which Section 26(c) was targeted. This is particularly so in light of the alternatives open to American Enterprise, some of which appear to give rise to exactly the type of

[15] House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[16] S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

disadvantageous "forced redemption" scenarios that Section 26(c) was intended to prevent. These include the following:

- Distributing Contract value representing liquidation proceeds to Contract owners. If the owner has a gain in the Contract, this would be a taxable event. Also, for many Contracts, unless the owner is over age 59½ or meets certain exceptions, such a distribution could give rise to a 10% penalty tax.

- American Enterprise could hold the Contract values representing liquidation proceeds uninvested. This would not be to their owners' advantage.

- American Enterprise could invest the Contract values representing liquidation proceeds in its general account. This would disadvantage Contract owners because: (1) the Contract values could become subject to the claims of American Enterprise's creditors, and (2) withdrawal of Contract values in American Enterprise's general account are subject to certain restrictions.

American Enterprise believes that it is taking reasonable steps to ensure that the liquidation of the Fund does not result in investor dissatisfaction for which the only relief would be the surrender or exchange of a Contract for another variable annuity or variable life insurance contract and the likely imposition of another sales charge. These steps include: (1) the actions it has taken and will take to notify affected Contract owners of the pending liquidation, their transfer privileges, and the consequences of not exercising their right to transfer Contract values, and (2) the transfer charge waiver it has implemented and will continue to implement in order to encourage and facilitate exercise of the transfer privilege. In addition to actions taken or to be taken, certain facts surrounding the proposed Contract value transfers serve to minimize the likelihood of Contract owner dissatisfaction. The most significant are the facts that: (1) between 41 and 48 investment options are available under the Contracts offering underlying mutual funds with a wide variety of investment objectives and strategies, and (2) American Enterprise reserved the right to perform transactions of this kind and the prospectuses for the Contracts clearly discloses this. Finally, the default transfer to the Cash Management Fund subaccount is appropriate inasmuch as money market mutual funds generally are regarded as suitable short-term cash management vehicles.

In support of its request, American Enterprise notes that the staff recently took a "no-action" position in circumstances nearly identical to those presented herein.[17] The only significant differences between the facts and circumstances of the AIG Letter and the facts and circumstances surrounding American Enterprise's request, is that the Cash Management Fund is an affiliated person of American Enterprise and has adopted a distribution plan pursuant to Rule 12b-1 with a modest fee and that its investment manager and distributor is the parent of

[17] *AIG Life Insurance Company* (Aug. 16, 2001) (the "AIG Letter").

American Enterprise. American Enterprise does not believe that this affiliation or the 12b-1 fee are material in light of the purposes fairly intended by the policy and provisions of the Act, particularly Section 26(c) of the Act. As discussed above and in the AIG Letter, the Commission and, ultimately, Congress was concerned with the ability of a depositor of a unit investment trust to unilaterally substitute new securities for those held by the trust in circumstances that would frustrate the intentions and expectations of investors. As demonstrated above, under the circumstances surrounding the proposed transaction, transferring Contract values to an underlying money market mutual fund represents the least potential for frustration of Contract owner intentions and expectations than any other alternative response to the pending liquidation. The only underlying money market mutual available under the Contracts is the Cash Management Fund. Although the proposed transfer of Contract Values to the Cash Management Fund subaccount would result in a very modest short-term increase in the Cash Management Fund's assets, and an even more modest increase in management and distribution plan fees to its investment manager and distributor, the resulting gain for the manager and distributor (and, by extension, the manager's affiliates) is too immaterial to affect American Enterprise's motives in proposing the transfers.

* * * * *

For all the reasons explained above, we request that the staff assure us that it will not recommend to the Commission enforcement action against American Enterprise under Section 26(c) of the Act if American Enterprise reinvests proceeds received upon the liquidation of the Fund in shares of the Cash Management Fund by transferring Contract values from the subaccounts of the Variable Accounts investing in shares of the Fund to the subaccount investing in the Cash Management Fund in the circumstances described above without first obtaining an approval order pursuant to Section 26(c) of the Act.

Please do not hesitate to call the undersigned at the above number or Ronesha A. Butler at (202) 383-0159 if you have any questions or would like further information about our request.

Sincerely,

David S. Goldstein

cc: James M. Odland, Esq.
Peter V. Bonanno, Esq.
Ronesha A. Butler, Esq.

APPENDIX

The Appendix lists subaccounts (*i.e.* investment options) currently available under the Contracts.

American Express Signature Variable Annuity '33-Act Registration Number: 333-74865
AXP® Variable Portfolio Blue Chip Advantage Fund Bond Fund Capital Resource Fund Cash Management Fund Diversified Equity Income Fund Extra Income Fund Federal Income Fund Growth Fund Managed Fund New Dimensions Fund® Small Cap Advantage Fund
AIM Variable Insurance Funds, Inc. (Series I) Capital Appreciation Fund Capital Development Fund Value Fund
Alliance Variable Products Series Fund, Inc. Premier Growth Portfolio (Class B) Technology Portfolio (Class B) U.S. Government/High Grade Securities Portfolio (Class B)
Baron Capital Funds Trust Baron Capital Asset Fund – Insurance Shares
Credit Suisse Warburg Pincus Trust Emerging Growth Portfolio (previously, Warburg Pincus Trust – Emerging Growth Portfolio)
Fidelity Variable Insurance Products Fund Growth & Income Portfolio (Service Class) Mid Cap Portfolio (Service Class) Overseas Portfolio (Service Class)
Franklin Templeton Variable Insurance Products Trust Franklin Real Estate Fund – Class 2 Mutual Shares Securities Fund – Class 2 Templeton International Smaller Companies Fund – Class 2
Goldman Sachs Variable Insurance Trust Capital Growth Fund CORE℠ U.S. Equity Fund Global Income Fund International Equity Fund Internet Tollkeeper Fund℠

Janus Aspen Series Aggressive Growth Portfolio: Service Shares Global Technology Portfolio: Service Shares Growth Portfolio: Service Shares International Growth Portfolio: Service Shares
J.P. Morgan Institutional Funds U.S. Disciplined Equity Portfolio
Lazard Retirement Series Equity Portfolio International Equity Portfolio
MFS Variable Insurance Trust New Discovery Series – Initial Class Research Series – Initial Class Utilities Series – Initial Class
Putnam Variable Trust Putnam VT Growth and Income Fund – Class IB Shares Putnam VT International Growth Fund – Class IB Shares Putnam VT International New Opportunities Fund – Class IB Shares
Royce Capital Fund Micro-Cap Portfolio Small-Cap Portfolio (previously, Royce Premier Portfolio)
Third Avenue Variable Series Trust Value Portfolio
Wanger Advisors Trust International Small Cap U.S. Small Cap
American Express Signature One Variable Annuity '33-Act Registration Number: 333-85567
AXP® Variable Portfolio Blue Chip Advantage Fund Bond Fund Capital Resource Fund Cash Management Fund Diversified Equity Income Fund Extra Income Fund Federal Income Fund Growth Fund Managed Fund New Dimensions Fund® Small Cap Advantage Fund
AIM Variable Insurance Funds, Inc. (Series I) Capital Appreciation Fund Capital Development Fund Value Fund

Alliance Variable Products Series Fund, Inc. Premier Growth Portfolio (Class B) Technology Portfolio (Class B) U.S. Government/High Grade Securities Portfolio (Class B)
Baron Capital Funds Trust Baron Capital Asset Fund – Insurance Shares
Credit Suisse Warburg Pincus Trust Emerging Growth Portfolio (previously, Warburg Pincus Trust – Emerging Growth Portfolio)
Fidelity Variable Insurance Products Fund Growth & Income Portfolio (Service Class) Mid Cap Portfolio (Service Class) Overseas Portfolio (Service Class)
Franklin Templeton Variable Insurance Products Trust Franklin Real Estate Fund – Class 2 Mutual Shares Securities Fund – Class 2 Templeton International Smaller Companies Fund – Class 2
Goldman Sachs Variable Insurance Trust Capital Growth Fund CORE℠ U.S. Equity Fund Global Income Fund International Equity Fund Internet Tollkeeper Fund℠
Janus Aspen Series Aggressive Growth Portfolio: Service Shares Global Technology Portfolio: Service Shares Growth Portfolio: Service Shares International Growth Portfolio: Service Shares
J.P. Morgan Institutional Funds U.S. Disciplined Equity Portfolio
Lazard Retirement Series Equity Portfolio International Equity Portfolio
MFS Variable Insurance Trust New Discovery Series – Initial Class Research Series – Initial Class Utilities Series – Initial Class
Royce Capital Fund Micro-Cap Portfolio Small-Cap Portfolio (previously, Royce Premier Portfolio)
Third Avenue Variable Series Trust Value Portfolio

Wanger Advisors Trust International Small Cap U.S. Small Cap
Wells Fargo Variable Trust Equity Income Fund
American Express Signature Variable Universal Life **'33-Act Registration Number: 333-84121**
AXP® Variable Portfolio Blue Chip Advantage Fund Bond Fund Capital Resource Fund Cash Management Fund Diversified Equity Income Fund Extra Income Fund Federal Income Fund Growth Fund Managed Fund New Dimensions Fund® Small Cap Advantage Fund
AIM Variable Insurance Funds, Inc. (Series I) Capital Appreciation Fund Capital Development Fund Value Fund
Alliance Variable Products Series Fund, Inc. Premier Growth Portfolio (Class B) Technology Portfolio (Class B) U.S. Government/High Grade Securities Portfolio (Class B)
Baron Capial Funds Trust Capital Asset Fund – Insurance Shares
Credit Suisse Warburg Pincus Trust Emerging Growth Portfolio (previously, Warburg Pincus Trust – Emerging Growth Portfolio)
Fidelity Variable Insurance Products Fund Growth & Income Portfolio (Service Class) Mid Cap Portfolio (Service Class) Overseas Portfolio (Service Class)
Franklin Templeton Variable Insurance Products Trust Franklin Real Estate Fund – Class 2 Mutual Shares Securities Fund – Class 2 Templeton International Small Companies Fund – Class 2
Goldman Sachs Variable Insurance Trust Capital Growth Fund CORE℠ U.S. Equity Fund Global Income Fund International Equity Fund

J.P. Morgan Institutional Funds U.S. Disciplined Equity Portfolio
Lazard Retirement Series Equity Portfolio International Equity Portfolio
MFS Variable Insurance Trust New Discovery Series – Initial Class Research Series – Initial Class Utilities Series – Initial Class
Putnam Variable Trust Putnam VT Growth and Income Fund – Class IB Shares Putnam VT International Growth Fund – Class IB Shares Putnam VT International New Opportunities Fund – Class IB Shares
Royce Capital Fund Micro-Cap Portfolio Small-Cap Portfolio (previously, Royce Premier Portfolio)
Wanger Advisors Trust International Small Cap U.S. Small Cap